EXHIBIT 99.4
April 20, 2007 Press Conference
Financial Performance of Wipro Limited for the quarter and year ended March 31, 2007
I. Statement to the Press – Azim Premji, Chairman
Azim Premji: The detailed results of our company for the quarter and for the year are with you, and let me just supplement them by sharing some thoughts with you all.
We have had a good year in 2006-07. Wipro Limited recorded Revenue growth of 41% year-on-year (YOY) for FY 07 and Profit growth of 42% YOY. All our business segments contributed to the strong growth in Revenues and Profits. Our combined IT businesses crossed $ 3 Billion mark in 2006-07. During the year we made investments in the form of strategic acquisitions, expanded our sales force, increased domain competency & solution focus and launched new projects under the Quantum Innovation umbrella. These have helped us in delivering good profit growth, winning a number of large deals and expanding our footprint with existing customers.
These results are also a testimony to the fact that investing in the right opportunities will yield good results. We invested early in our Differentiated Service Lines Viz, Technology Infrastructure Services, Testing Services and Enterprise Application Services. All these Service Lines have grown well ahead of our Global IT Revenue growth. Our BPO business, which went through a planned transformation, has delivered strong growth during the past two quarters and has been consistently improving their profitability. Our Financial Services Business has grown at a CAGR of 50% for the last 4 Years and crossed the half billon mark in Revenues for the year. During the year we have had excellent growth in Retail, TMTS and Healthcare Verticals of our Enterprise Business. Our Enterprise Solutions Business crossed $1 Bn in annual Revenues. From geography perspective, Europe continues to grow at a brisk pace.
We expanded our geographical presence by creating a centre in Romania which has gone live with its first customer and we now have a global delivery center in Portugal and Brazil as well. We continue to invest in quality processes and were amongst the first few companies to get certified under the new CMMi Version 1.2 model across our Onsite & Offshore development centers. We received the India Innovation Award under the Business Innovation category for our Global Command Center and we were the only Indian company to be profiled by Business Week as a part of the IN25 “Champions of Innovation”.
Similarly, our India, Middle East and Asia Pac IT Business continued its momentum and grew at double the Industry growth rates. It recorded a Revenue and Profit growth in excess of 45% for 2006-07. We won several large Total Outsourcing deals during the year including some marquee customers like Dena Bank and our win ratio continues to be high at around 60%. Our Technology partners like Cisco, Sun, Microsoft and Check Point have rated us as a Top Partner for the year.
We continue to invest in our non-IT Businesses in the form acquisitions and also in product and geographic expansion. For the fiscal, they have delivered growth rates which are double the industry rates.
To sum up our investments and our focus on enhancing value to our customers and stakeholders has paid of. As we start a new year, we see new challenges and exciting opportunities ahead. We have drawn up an aggressive plan and a focused set of actions to drive profitable growth. We believe we have the right ingredients in place to keep winning.
II. Question & Answer Session
Participants:
Azim Premji Chairman

Suresh Senapaty Executive Vice President, Finance & CFO
Sudip Banerjee President — Enterprise Solutions SBU
Girish Paranjpe President —Financial Solutions SBU
Lakshman Rao, Chief Operating Officer
Suresh Vaswani President — Wipro Infotech and Global Practices
Sudip Nandy- Chief Strategy Officer
Sekar- President Americas & Europe
Pratik Kumar Executive Vice President, Human Resources
T K Kurien, President Wipro BPO SBU
Vineet Agarwal, President Consumer Care & Lighting SBU
Moderator: We will now take questions. Please use the mikes.
Journalist: What is the deal funnel now for Wipro?
Azim Premji: I will request Sekar to give this answer.
Sekar: Both in the US and Europe both last quarter and last year we ended on a fairly strong note. If you look the data in terms of the number of clients we are acquiring, it is consistently in the 40 plus category. We have penetrated accounts of significant size. Our number of million dollar clients continues to increase and it is at 262. The growth rate even in the larger clients has improved. Business climate in the US despite some worries about the economy at least from an IT services standpoint is strong. We still think we have room for growth in Continental Europe where there are countries which are still non-penetrated or under penetrated and given the service line expansion that we have whether it be infrastructure services, testing or BPO and our ability to cross sell these services to these clients our pipelines are still fairly strong and we are looking forward to a fairly good year next year.
Journalist: Any specifics on the size of deals, new orders and contracts in Q1?
Sekar: It will be difficult for us to give you specific deal size. But I would like to share with you the initiatives we have taken on many fronts like greater account focus, the alignment of our sales organization along vertical lines, the strengthening of the sales organization both in the US and Europe has brought in a lot of focus. We have also formed large deal team as well as a task team and these are the dedicated members as well as deal negotiators and people who understand the way this business works and there is a timeline for these deals and I can say that there are at least 10 or so such deals of significant size in which we are currently participating.
Journalist: Mr. Premji if you can give us your view on the business outlook for FY2008, the current financial year against the backdrop of this rupees rise, the possible US economy slow down.
Azim Premji: We have given guidance for Q1. We do not give guidance for the year, but there is nothing in terms of the environment Europe, Japan or US which is a cause of concern. In fact if one is to really look at Japan and Europe, the economies particularly in Europe is surprisingly strong including economies like Germany and US continues the way it has been continuing last year. We are seeing no forward signs of the economy going to slow down.
The Indian economy continues to be strong. I think one should keep some alert to the fact that interest rates have risen, but in the segments which we are addressing it does not seem to be having a short term effect and even in our infrastructure business where we had some concerns we have talked to most of our customers and they still continue to have very positive judgments on the amount of investments taking place in the infrastructure area which really determines our demand for this business.

So far as foreign exchange is concerned you are seeing as much of it as we are seeing. Part of it was anticipated perhaps it is a little more than anticipated, but I would reserve the judgment. I would watch what is happening over the next two to three weeks in terms of where the rupee stabilizes and it is not so much of the rupee is firm it is the dollar is weak.
Journalist: There has been a fall in overall operating margin view so do you attribute it directly to the rupee appreciation factor or are there any other factors involved?
Suresh Senapaty: Yes. If you look at the overall operating margin we talked about it is moving in a narrow range. You have seen between quarter three to quarter four at 20 basis points drop despite the fact that we have given compensation increase onsite first of January 2007 which impacted about 50 basis points. Foreign exchange has impacted 30 basis points. We have also seen increased investment in sales and marketing which impacted about 80 basis points, so despite all this we have able to force an operating margin with only a decline of 20 basis points is very narrow. If you look at on a year-on-year, we have invested significantly in sales and marketing. We invested in an acquisition which has contributed to a 1% dilution in margin. In Forex, there has been a overall decline adverse impact on the margin and yet for the whole of 2005-2006 to whole of 2006-2007 the margin were within 30 basis points range, so like we have stated in the past we think in the medium–to-long term margins will be within a narrow range and because there are multiple levers we prioritize on which lever to be pulled when so as to be ensuring that there is fair amount of stability in the margins.
Journalist: Of your total work force in the IT sector what percentage would be Non-Indian and your plan to increase this number and any specific initiatives that you have taken to attract global talents?
Pratik Kumar: The number is around 1300, which would be roughly about 2.5 to 2.7% of our total work force. Yes we do see this number going up As Mr. Premji was talking about some of our global centers are going live and we are investing, we are moving in that direction and though we do not have a fixed number in mind, it is clear is that this percentage as well as absolute number will only move up during the course of the year and in future years. So I think the approach we are taking is we are looking at execution significant part of the execution happens from India and, therefore, it is most important to have Indian employees working from here. Then you talk about solution, talk about domain, talk about sales, go to market strategies.
Depending on the customer need and when necessary we are hiring non-Indians and we are not going with a specific number of people or X percentage of the people have to be necessarily non-Indian.
Journalist: If you can also tell us about the attrition rate which is16.9% the last quarter was again a little higher?
Pratik Kumar: Yes. Voluntary attrition is at 15.7% and on overall it is at 16.9% which compares to 16.2 of the previous quarter. Typically around this quarter there is certain seasonality to attrition because there are people going in for higher studies, some of the movements which we see because of that hopefully going forward we will see the number coming down.
Journalist: Is there any update on your telecom business. We saw some telecom consolidation happening among some of your clients, how does it look now because last time you told us that you are again you know in talks with the new business units there?
Suresh Senapaty: Yeah we are seeing some improvement in that. We are expecting a couple of quarters things definitively should improve and come on track.

Journalist: Just want to check the operating margins for your acquisitions, year-on-year has gone up which is now around 14%, but quarter-to-quarter if you would compare you know fourth quarter ended March 2007 and 2006 a kind of come down from about 9% to 4%. What would be the reason for this?
Suresh Senapaty: Quarter 3 versus quarter 4 there has been an expansion in the operating margin, in the acquisition.
Journalist: Okay, but year on year it has kind of come down right from 9 to 4?
Suresh Senapaty: Because most of the acquisition has happened in the current year that is in the year 2006-2007, but only one acquisition or two acquisitions. One was from November and another was towards the last quarter, so there were very less amount of acquisitions impacted in 2005-2006.
Suresh Senapaty: And just to communicate on the BPO acquisition numbers it has to be consistent in what we have given in the past. Attrition post-training is 12% for quarter 4.
Azim Premji: Are there any other questions otherwise we can break for tea. Tea served outside.
Suresh Senapaty: Just to give a brief on from Suresh Vaswani on the Wipro Infotech part of the business and consumer care from Vineet Agrawal. We may want to give some overlook on this.
Suresh Vaswani: We had a fantastic year in Wipro Infotech which covers the domestic Middle East, Asia, and Australia markets. We have grown 46% year-on-year which is twice that of the India market growth rate we had some very exciting wins in the services area from customers in India. I think we have driven a substantial transformation in our business in the domestic market and if you really look at the performance over the last three years it has been very good. Now Vineet Agrawal can cover the consumer products markets.
Vineet Agrawal: The consumer product business has done well and we ended the year with about 36% growth, which is much higher than the normal FMCG businesses, which are growing anything between 10% and 12%. In the last 14 quarters we were growing at 20% plus, last five quarters we have run more than 30% plus in terms of growth. The growth drivers has been Santoor, the Santoor white launch has been great. Last quarter we grew Santoor about 40%, Santoor white is almost about 12% to 13% of total Santoor volumes. Beyond this the compact fluorescent lamps, we have set up a new factor in Mysore. We also have diapers brand doing extremely well.
In the furniture business, we have started our own chairs manufacturing in Chennai and also in the furniture business we have done close to about 48,000 workstations with a new launch of 60 MN systems which is much sleeker and much positive implement. So that has gone very fast in terms of the customers taking in from it.
Suresh Senapaty: In 2007-2008 we look from our growth drivers are going to be Telecom Service providers, financial services, and if you look at the enterprise solutions, our retail manufacturing. So, can I request Lakshman Rao to give some amount of flavor on the telecom service providers based on how we are seeing brings up growth and these overall trend?
Lakshman Rao: The Telecom Service providers based have seen good growth. If you see quarter-on-quarter basis we have grown close to about 9% in service provider space. We are getting good opportunities in end-to-end applications, particularly on the network operations or in the case of billing as well as BPO. We have been able to also get good contracts in the CRM space to the package implementation from a couple of large European customers.
So what I seeing is good growth in the service provider space, not just only on the telecom applications, but on the network operation strength, particularly providing end-to-end support.
Suresh Senapaty: Sudip something on the manufacturing and retail area into highlight on the Enabler in specific.
Sudip Banerjee: In enterprise solutions we have another solid year. We crossed the billion dollar mark, highlight was an acquisition that we made company coat Enabler based out of Portugal. We have integrated that acquisition. We have got people in Portugal and Brazil to development centers there and that companies focused exclusively in the retail solutions place. So, retail vertical had outstanding year, they grew year-on-year 72% and lot of it was driven by customer acquisition that we got from the acquisition where we were able to cross sell our services.
In manufacturing, we had two consecutive quarters of double digit growth and we had also significant wins across the automotive stage as well as the aerospace within manufacturing. The new area where we had major traction was pharma companies and we added a number of marquee customers which is helping drug growth both in the HLS, the life sciences vertical as well as the pharma part of manufacturing.
Energy and utilities, we had last 2 quarters of significant high in double digit growth and we have got some very large transformation projects which we were executing. So, all the enterprise verticals contributed to growth during 2006-07 and prospects of 2007-08 continues to be optimistic.
Journalist: Mr. Premji, What is your expansion plan in Bangalore?
Azim Premji: We have a very large base of customers in Bangalore and to that extent we need to service that base. We are having some incremental expansions in Bangalore, but we are expanding rapidly in other locations simultaneously whether it would be locations like Kolkata, Chennai, Pune, Hyderabad and new locations like Cochin. We have brought land in multiple other locations which are emerging cities which will become important cities as we go forward. They provide us a good base of education infrastructure with engineering colleges, science colleges, as well as Arts and Commerce colleges around to recruit from.
Journalist: Are you putting in place training programs for BSc graduates, BCom graduates to someone working there? I request Pratik to answer that question.
Pratik Kumar: We have an existing program which was almost about a decade old where we bring in the science graduates, put them on a program, which is a 4-year duration program, the program is called WASE program that stands for Wipro Academy for Software Excellence. We have a partnership with Pilani so the students, who we take, undergo this program for a period of 4 years and at the end of it they will get a job. At this stage, there are about 2000 students who are part of this and this year we are going to be adding another 3500 people on the rolls.
Suresh Senapaty: Girish will provide some insight on the financial services segment.
Girish Paranjpe: You know we crossed the milestone $0.5 billion in terms of revenue. This is fourth successive year that we have done 50% plus growth year-on-year basis. Much of this growth has come from our deep relationship with big clients and the top 10 clients have grown something like 50% on the year-on-year basis.

Retail banking and capital markets have really performed very well this year and we continued to receive strong traction in the year forward as well.
Suresh Senapaty: We have seen significant transformation so far as BPO is concerned and doing fairly well. I will request Kurien to update you on this.
T K Kurien: One of the first things we did when we first started off this journey as far as transformation was concerned, we really focused in two areas. Number one was how we integrate the sales force deliver value to customers in terms of end-to-end transactions. We have done pretty well in that case as of the end of last quarter 31.5% of our revenue came from integrated fields and that is a pretty significant shift from 2 years ago. So that is the one big change and that is reflected not just in value that customers have got, but an increase in value in terms of realization which we have got in the BPO business. So that is being a significant one change as far as the marketplace is concerned.
The other big change is that we have focused on in the backend in terms of standardizing of process and bring in technology so that we can get more linear growth. We are investing significantly in terms of platform, and we expect that platform to be operational by the end of this ear and with that we again expect to see a stability to kind of create nonlinear growth in the way we do business.
The second component is being our people, I am happy to announce that Hewitt recognized us as the best employer in third party BPO space last quarter and we have done significant amount of work in making sure that we work on attrition and on training. Those are two areas we have invested significantly in terms of people.
Overall can we see the numbers, our profitability has gone up by 120 base points last quarter and our growth is being also pretty robust at 12.5% sequential.
Suresh Senapaty: Suresh will talk on the infrastructure services that had a fantastic growth in terms of year-on-year as well as the double digit growth as that we have seen in enterprise applications services also?
Suresh Vaswani: I will cover the IT practices of global IT services. Broadly we classify IT practices as technology infrastructure services which really emanated from India, but is a big service line for us globally. We got a fairly unique service and differentiated service line called testing services and then we got a package implementation and support business. Now, all of these service lines have strong growth drivers for Wipro on an overall basis and extremely strong differentiators for us. Our infrastructure services business services grew 76% year-on-year, testing service business grew 64% year-on-year and our package implementation and support business grew roughly 43% year-on-year. From a sequential basis, infrastructure services grown 13%, package implementation and support business has grown 11% and as for 3 quarters in a row that our package implementation and support business has grown double digits sequentially.
We won a fairly comprehensive testing outsourcing contract from a large bank in the US, so it is not a customer for us for applications, it is an absolutely new customer and we have gone in there to be there test outsourcing partner, so that is one example. The other example is of from another customer in US where we are doing complete infrastructure management for all their services, for all their desktops globally. So, all these practices are driving the growth that we are able to deliver in our global IT services business and where we are able to really position ourselves, not as an offshore services provider from India, but as a complete IT outsourcer with global capabilities.
Azim Premji: Thank you, please join us for tea. Thank you very much for being here.